99 Bishopsgate
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Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

LATHAM & WATKINS


03022088

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Washington, D.C.

2 May 2003

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549

SUPPL

File No. 82-4511

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press Release: Interpump Group announces preliminary results for the first quarter 2003.

Please feel free to call me if you have any questions at +44 207 710 1076. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Dott. Banci
Interpump Group S.p.A.



PRESS RELEASE

Interpump Group announces preliminary results for the first quarter 2003

FIRST QUARTER 2003 TURNOVER: UP 9.2% TO € 140 MILLION

THE SHAREHOLDERS' MEETING DELIBERATES AN € 0.11 DIVIDEND (UP 10%)

2002 FINANCIAL STATEMENTS APPROVED:

NET REVENUES 2002: UP 15.7% TO € 492.9 MILLION

PROFIT BEFORE TAXES 2002: UP 11.3% TO € 49.3 MILLION

NET PROFIT 2002: € 21.1 MILLION

ROCE 20.4%
ROE 18.4%

Giovanni Cavallini, CEO of Interpump Group stated:
"The continuous expansion of product range and the presence in competitive geographical areas has enabled the company to achieve major increase in turnover and in profit. Turnover continued to grow in the first quarter 2003 as net revenues rose more than 9% as compared to the first quarter 2002, reaching € 140 million. If we convert dollar-based revenues at the average exchange rate in the first quarter 2002, turnover growth would have been 15.2%. The preliminary turnover data for the first quarter confirms Interpump Group's constant growth and competitiveness."

Sant'Ilario d'Enza (RE), 16 April 2003 – The Interpump Group Shareholders' Meeting convened today in Sant'Ilario d'Enza (Reggio Emilia) to approve the Company's financial statements for the year-ending 31 December 2002. Based on the results achieved, the Shareholders' Meeting deliberated a **dividend of € 0.11 per share** (up 10% as compared to the 2002 dividend) to be paid from 12 June with coupon detachment on 9 June 2003. CEO Giovanni Cavallini illustrated the 2002 results that confirmed the leadership position of Interpump Group, which has expanded both internally and through acquisitions. In fact, since 1997 the Company has made 11 acquisitions in Italy and abroad for a total value of € 176 million, including the debt position of the acquired companies. The 2002 results once again demonstrate Interpump Group's solid capital structure and financial standing, its international competitiveness, and its capacity to expand. Consolidated **net revenues** increased 15.7% to **€ 492.9 million; foreign sales accounted for 76% of the total.**

The gross operating margin increased by 3.9% from € 81.3 million in 2001 **to € 84.5 million. Consolidated net profit amounted to € 21.1 million**, a slight 1.6% decrease as compared to the previous year due to the 8.6 percentage point rise in the effective tax rate.

Consolidated equity increased **5.8%** from € 182.8 as at year-end 2001 to **€ 193.4 million**.

INTERPUMP GROUP S.p.A. - Via E. FERMI, 25 - 42040 S. ILARIO - REGGIO EMILIA (ITALY) - TEL.+39.522.904311
FAX. +39.522.904444 - E-mail ***info@interpumpgroup.it***
CAP. SOC. Euro 43.199.520 I.V. - REG. IMPRESE R.E. N. 117217 - C.C.I.A.A. R.E.A. N. 204185 - COD.FISCALE 11666900151 - PARTITA IVA IT 01682900350



Net financial indebtedness decreased from € 176.4 million the previous year to € 175.4 million. Debt containment was made possible by the 18.1% **increase in cash flow from operations** from € 47.3 million in 2001 **to € 55.9 million.**

Net earnings per share, adjusted for amortization of goodwill and calculated on the weighted average number of outstanding shares, amounted to € 0.398, mostly unchanged from the previous year.

ROCE (Return on Capital Employed, net of own share) reached **20.4%** and **ROE** (Return on Equity, the sum of net profit, amortization of goodwill and minority interest to consolidated equity) reached **18.4%**.

The **Cleaning Sector** reported a 35.8% increase in revenues from € 190.7 million in 2001 to € 258.9 million. Like for like, Cleaning Sector revenues grew 28.7% to € 245.5 million.

The **Hydraulic Sector** reported € 128.1 million in turnover, a 0.5% increase despite the difficulties encountered on the North American industrial vehicles market, the market outlet for the Sector's products, and despite the euro's appreciation against the dollar which reduced the value of the sales of the US subsidiary Muncie when converted into euro. In dollar terms, Muncie's sales decreased 2.6% in 2002. Offsetting this, other markets, mainly Europe and Asia, reported an 8.2% increase.

The **Industrial Sector** reported € 103.4 million in revenues, a 0.8% decrease due to the 3.8% decline in electrical engine sales. High-pressure pump sales advanced 0.2% despite the difficulties in the US market, which is the main sales market for these products, and the dollar's decline.

Since its stock market listing in 1996, Interpump Group has more than doubled its turnover and gross operating margin, rising respectively from € 199.6 million to € 492.9 million and from € 40.7 million to € 84.5 million, while net earnings have almost tripled, from € 7.6 million to € 21.1 million.

Giovanni Cavallini, CEO of Interpump Group stated:
"The continuous expansion of product range and the presence in competitive geographical areas has enabled the company to achieve major increase in turnover and in profit. Turnover continued to grow in the first quarter 2003 as net revenues rose more than 9% as compared to the first quarter 2002, reaching € 140 million. If we convert dollar-based revenues at the average exchange rate in the first quarter 2002, turnover growth would have been 15.2%. The preliminary turnover data for the first quarter confirms Interpump Group's constant growth and competitiveness."

For information:
Moccagatta Associati
Tel. 02/86451695 Fax 02/86452082



Interpump Group (consolidated data)

Financial statement highlights (amounts in millions of euro)

	1996	1997	1998	1999	2000	2001	2002	Average annual growth	Growth 1996 - 2002
Net revenues	199.6	221.3	283.4	319.3	411.7	426,1	492.9	+16.3%	+147.0%
EBITDA	40.7	46.8	61.1	64.9	79.8	81,3	84.5	+12.9%	+107.5%
Net profit	7.6	13.8	16.6	22.1	19.0	21,4	21.1	+18.5%	+176.6%
Operating cash flow	22.5	31.2	38.4	44.9	47.9	47,3	55.9	+16.3%	+148.1%
Dividend	0.031	0.057	0.070	0.516*	0.087	0,100	0.110	+23.4%**	+254.8%
Earnings per share	0.152	0.234	0.293	0.389	0.366	0,401	0.398	+17.4%	+161.8%

Dividends refer to the year in which the earnings paid-out were generated.
*= including € 0.439 per share in extraordinary dividends.
**= net of the extraordinary dividend.

	1996	1997	1998	1999	2000	2001	2002
ROCE = operating income / (consolidated net equity + indebtedness – treasury stock)	20.2%	22.2%	23.3%	17.4%	21.3%	20.3%	20.4%
ROE = (net earnings + amortization of goodwill + minority interest) / consolidated net equity	11.4%	16.8%	17.9%	18.4%	20.4%	20.0%	18.4%



Net Revenues
(€/million)
CAGR +16%
500
450
400
350
300
250
200
150
199.6
221.3
283.4
319.3
411.7
426.1
492.9
'96
'97
'98
'99
'00
'01
'02



EBITDA
(€/million)
CAGR +13%
90
80
70
60
50
40
30
40.7
46.8
61.1
64.9
79.8
81.3
84.5
'96
'97
'98
'99
'00
'01
'02



Cash Flow from operations
(€/million)
CAGR +16%
60
55
50
45
40
35
30
25
20
15
10
22.5
31.2
38.4
44.9
47.9
47.3
55.9
'96
'97
'98
'99
'00
'01
'02



Dividend
(€)
CAGR +23%
0,12
0,10
0,08
0,06
0,04
0,02
-
0.031
0.057
0.070
0.077*
0.087
0.100
0.110
'96
'97
'98
'99
'00
'01
'02

* Net of the 1999 extraordinary dividend amounting to €0.439